Exhibit 12.1

LADENBURG THALMANN FINANCIAL SERVICES INC.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(Dollars in Thousands, Except Ratios)

(Unaudited)

	Three Months Ended March 31,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

Income (loss) before income taxes	$646	$(14,892)	$(12,302)	$(10,090)	$(17,604)	$(19,244)
Add: Fixed charges	6,736	26,741	7,814	4,344	4,999	5,559

Income (loss) before income taxes and fixed charges	$7,382	$11,849	$(4,488)	$(5,746)	$(12,605)	$(13,685)

Fixed Charges:
Total interest expense	$6,236	$24,541	$6,543	$3,241	$3,977	$4,534
Interest factor in rents (1)	500	2,200	1,271	1,103	1,022	1,025

Total fixed charges	$6,736	$26,741	$7,814	$4,344	$4,999	$5,559

Ratio of earnings to combined fixed charges and preferred dividends	1.1	*	*	*	*	*
* Deficiency of earnings available to cover fixed charges	$—	$(14,892)	$(12,302)	$(10,090)	$(17,604)	$(19,244)

(1)	One-third of rent expense is the portion deemed representative of the interest factor